Exhibit 99.1

Globant S.A.

Condensed interim consolidated financial statements as of March 31, 2018 and for the three months ended March 31, 2018 and 2017

1

GLOBANT S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

(in thousands of U.S. dollars, except per share amounts)

		Three Months Ended
	Notes	March 31, 2018	March 31, 2017
Revenues (1)	4.4	119,712	88,742
Cost of revenues (2) (4)	7.1	(74,543)	(55,494)
Gross profit		45,169	33,248

Selling, general and administrative expenses (3) (4)	7.2	(31,199)	(24,255)
Net impairment (losses) gain on financial assets		(11)	360
Profit from operations		13,959	9,353

Finance income	8	2,353	2,085
Finance expense	8	(3,244)	(2,135)
Finance expense, net		(891)	(50)

Other income, net (5)		14	1,728
Profit before income tax		13,082	11,031

Income tax	6	(2,941)	(2,175)
Net income for the period		10,141	8,856

Other comprehensive income, net of income tax effects
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations		171	160
- Net change in fair value on financial assets measured at FVOCI		(6)	7
Total comprehensive income for the period		10,306	9,023

Net income attributable to:
Owners of the Company		10,170	8,867
Non-controlling interest		(29)	(11)
Net income for the period		10,141	8,856

Total comprehensive income for the period attributable to:
Owners of the Company		10,335	9,034
Non-controlling interest		(29)	(11)
Total comprehensive income for the period		10,306	9,023

Earnings per share (6)
Basic		0.29	0.26
Diluted		0.28	0.25
Weighted average of outstanding shares (in thousands)
Basic		35,429	34,682
Diluted		36,549	35,583

(1)	Includes transactions with related parties for 691 and 1,800 for the three months ended March 31, 2018 and 2017, respectively.
(2)	Includes depreciation and amortization expense of 993 and 1,102 for the three months ended March 31, 2018 and 2017.
(3)	Includes depreciation and amortization expense of 3,512 and 2,596 for the three months ended March 31, 2018 and 2017.
(4)	Includes share-based compensation expense of 661 and 278 as cost of revenues and 2,208 and 599 as selling, general and administrative expenses for the three months ended March 31, 2018 and 2017, respectively.
(5)	Includes as of March 31, 2017 the gain of 1,727 related to the remeasurement at fair value of the call and put option over non-controlling interest explained in note 5.3.3.
(6)	As of March 31, 2018 and 2017, 25 and 718, respectively, potential ordinary shares are anti-diluted and therefore excluded from the weight average number of ordinary shares for the purpose of diluted earning per share.

The accompanying notes 1 to 19 are an integral part of these condensed interim consolidated financial statements

2

GLOBANT S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF MARCH 31, 2018 AND DECEMBER 31, 2017 (UNAUDITED)

(in thousands of U.S. dollars)

	Notes	March 31, 2018	December 31, 2017
ASSETS
Current assets
Cash and bank balances	4.4	35,589	52,525
Investments	4.2	9,450	8,147
Trade receivables (1)	4.4	91,324	80,078
Other receivables	4.4	19,130	14,357
Other financial assets		800	873
Total current assets		156,293	155,980
Non-current assets
Other receivables		32,663	31,736
Deferred tax assets		15,247	13,186
Investment in associates		1,550	1,550
Other financial assets (2)		555	555
Property and equipment	9	43,764	43,879
Intangible assets	10	11,863	11,365
Goodwill		98,743	98,926
Total non-current assets		204,385	201,197
TOTAL ASSETS		360,678	357,177
LIABILITIES
Current liabilities
Trade payables		7,069	11,640
Payroll and social security taxes payable		36,999	40,472
Borrowings	12	6,007	6,011
Other financial liabilities	18	10,864	10,664
Tax liabilities		7,068	5,253
Other liabilities		139	20
Total current liabilities		68,146	74,060
Non-current liabilities
Other financial liabilities	18	9,688	18,574
Provisions for contingencies	14	1,358	1,179
Total non-current liabilities		11,046	19,753
TOTAL LIABILITIES		79,192	93,813
Capital and reserves
Issued capital		42,850	42,271
Additional paid-in capital		93,965	86,728
Other reserves		(1,088)	(1,253)
Retained earnings		145,828	135,658
Total equity attributable to owners of the Company		281,555	263,404
Non-controlling interests		(69)	(40)
Total equity		281,486	263,364
TOTAL EQUITY AND LIABILITIES		360,678	357,177

(1)	Includes balances due from related parties of 457 and 463 as of March 31, 2018 and December 31, 2017, respectively (note 17).
(2)	Includes the fair value of convertible notes of 100 (note 17.1) and the fair value of the call option on minority interest of 455 as of March 31, 2018 and December 31, 2017 (note 5.3.3.)

The accompanying notes 1 to 19 are an integral part of these condensed interim consolidated financial statements

3

GLOBANT S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017 (UNAUDITED)

(in thousands of U.S. dollars except number of shares issued)

	Number of Shares Issued (1)	Issued capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Investment revaluation reserve	Attributable to owners of the Parent	Non- controlling interests	Total
Balance at January 1, 2017	34,647,643	41,576	62,790	105,119	(961)	—	208,524	36	208,560
Issuance of shares under share-based compensation plan (note 11.1)	44,732	54	441	—	—	—	495	—	495
Issuance of shares under subscription agreement (note 11.2)	34,309	41	1,119	—	—	—	1,160	—	1,160
Share-based compensation plan	—	—	1,587	—	—	—	1,587	—	1,587
Other comprehensive income for the period, net of tax	—	—	—	—	160	7	167	—	167
Net income for the period	—	—	—	8,867	—	—	8,867	(11)	8,856
Balance at March 31, 2017	34,726,684	41,671	65,937	113,986	(801)	7	220,800	25	220,825

	Number of Shares Issued (1)	Issued capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Investment revaluation reserve	Attributable to owners of the Parent	Non- controlling interests	Total
Balance at January 1, 2018	35,226,764	42,271	86,728	135,658	(1,226)	(27)	263,404	(40)	263,364
Issuance of shares under share-based compensation plan (note 11.1)	462,629	555	3,349	—	—	—	3,904	—	3,904
Issuance of shares under subscription agreement (note 11.2)	19,870	24	851	—	—	—	875	—	875
Share-based compensation plan	—	—	3,037	—	—	—	3,037	—	3,037
Other comprehensive income for the period, net of tax	—	—	—	—	171	(6)	165	—	165
Net income for the period	—	—	—	10,170	—	—	10,170	(29)	10,141
Balance at March 31, 2018	35,709,263	42,850	93,965	145,828	(1,055)	(33)	281,555	(69)	281,486

(1)	All shares are issued, authorized and fully paid.

The accompanying notes 1 to 19 are an integral part of these condensed interim consolidated financial statements.

4

GLOBANT S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands of U.S. dollars)

	Three Months Ended
	March 31, 2018	March 31, 2017
Cash flows from operating activities
Net income for the period	10,141	8,856
Adjustments to reconcile net income for the period to net cash flows from operating activities:
Share-based compensation expense	1,769	877
Current income tax	4,927	2,411
Deferred income tax	(1,986)	(236)
Depreciation of property and equipment	2,512	2,115
Amortization of intangible assets	1,993	1,583
Allowance for doubtful accounts	11	(360)
Allowance for claims and lawsuits	179	99
Gain on remeasurement of valuation of call and put option over non-controlling interest (note 5.3.3)	—	(1,727)
Accrued interest	158	150
Net gain arising on financial assets measured at FVPL	(276)	(90)
Net gain arising on financial assets measured at FVOCI	(35)	(1)
Exchange differences	855	(168)
Changes in working capital:
Net increase in trade receivables	(12,926)	(12,604)
Net increase in other receivables	(6,669)	(4,374)
Net decrease in trade payables	(1,424)	(294)
Net (decrease) increase in payroll and social security taxes payable	(3,412)	701
Net increase (decrease) in tax liabilities	218	(420)
Utilization of provision for contingencies	—	(1,000)
Cash used in operating activities	(3,965)	(4,482)
Income tax paid	(1,040)	(2,320)
Net cash used in operating activities	(5,005)	(6,802)
Cash flows from investing activities
Acquisition of property and equipment (1)	(4,425)	(4,941)
Proceeds from disposals of property and equipment and intangible assets	127	—
Acquisition of intangible assets (2)	(2,537)	(1,285)
Proceeds (payments) related to forward and future contracts	297	(230)
Acquisition of investments measured at FVTPL	(34,233)	(41,976)
Proceeds from investments measured at FVTPL	34,334	44,849
Acquisition of investments measured at FVOCI	(7,298)	(4,899)
Proceeds from investments measured at FVOCI	6,108	250
Acquisition of business, net of cash (3)	—	(5,769)
Seller financing	(9,043)	(1,971)
Net cash used in investing activities	(16,670)	(15,972)

5

GLOBANT S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands of U.S. dollars)

	Three Months Ended
	March 31, 2018	March 31, 2017
Cash flows from financing activities
Proceeds from the issuance of shares under the share-based compensation plan	3,758	495
Proceeds from subscription agreement	875	1,160
Repayment of borrowings	(4)	(62)
Cash provided by financing activities	4,629	1,593
Interest paid	(43)	(6)
Net cash provided by financing activities	4,586	1,587

Effect of exchange rate changes on cash and cash equivalents	153	94
Decrease in cash and cash equivalents	(16,936)	(21,093)

Cash and cash equivalents at beginning of the year	52,525	50,532
Cash and cash equivalents at end of the year	35,589	29,439

(1)	For the three months ended March 31, 2018 and 2017, included 140 and 45 of acquisition of property and equipment financed with trade payables, respectively. During the three months ended March 31, 2018 and 2017 the Company paid 1,264 and 478 related to property and equipment acquired in 2017 and 2016, respectively. Finally, for the three months ended March 31, 2018 and 2017 included 778 and 714 of advances paid.
(2)	For the three months ended March 31, 2018 and 2017 included 22 and 73 of acquisition of intangible assets financed with trade payables. During the three months ended March 31, 2018 and 2017, the Company paid 344 and 7 related to intangible assets acquired in 2017 and 2016, respectively.
(3)

	Three Months Ended
	March 31, 2018	March 31, 2017
Supplemental information
Cash paid	—	5,800
Less: cash and cash equivalents acquired	—	(31)
Total consideration paid net of cash and cash equivalents acquired	—	5,769

The accompanying notes 1 to 19 are an integral part of these condensed interim consolidated financial statements

6

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

NOTE 1 – COMPANY OVERVIEW

Globant S.A. is a company organized in the Grand Duchy of Luxembourg, primarily engaged in building digital journeys that matter to millions of users through its subsidiaries (hereinafter the “Company” or “Globant Lux” or “Globant Group”). The Company specializes in providing innovative software solutions services by leveraging emerging technologies and trends.

The Company’s principal operating subsidiaries and countries of incorporation as of March 31, 2018 were the following: Sistemas UK Limited and We are London Limited in the United Kingdom; Globant LLC in the United States of America (the “U.S.”); Sistemas Globales S.A., IAFH Global S.A. and Dynaflows S.A. in Argentina; Sistemas Colombia S.A.S. in Colombia; Global Systems Outsourcing S.R.L. de C.V. in Mexico; Sistemas Globales Uruguay S.A. and Difier S.A. in Uruguay; Globant Brasil Consultoria Ltda. in Brazil; Sistemas Globales Chile Asesorías Limitada in Chile; Globant Peru S.A.C. in Peru; Globant India Private Limited in India; PointSource Ltd. in Belarus and Software Product Creation S.L. in Spain.

The Globant Group provides services from development and delivery centers located in United States (San Francisco, New York, Seattle, Raleigh, Chicago and Dallas), Argentina (Buenos Aires, Tandil, Rosario, Tucumán, Córdoba, Resistencia, Bahía Blanca, Mendoza, Mar del Plata and La Plata), Uruguay (Montevideo), Colombia (Bogotá and Medellín), Brazil (São Paulo), Peru (Lima), Chile (Santiago), México (México City), India (Pune and Bangalore), Spain (Madrid) and United Kingdom (London) and it also has client management centers in United States (San Francisco, New York, Boston and Miami), Brazil (São Paulo), Colombia (Bogotá), Uruguay (Montevideo), Argentina (Buenos Aires) and the United Kingdom (London). The Company also has centers of software engineering talent and educational excellence, primarily across Latin America.

Substantially all revenues are generated in the U.S. and United Kingdom through subsidiaries located in those countries. The Company´s workforce is mainly located in Latin America and to a lesser extent in India and U.S.

The Company's registered office address is 37A, avenue J.F. Kennedy, L-1855, Luxembourg.

NOTE 2 - BASIS OF PREPARATION

The accompanying condensed interim consolidated statement of financial position as of March 31, 2018, the condensed interim consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the three months ended March 31, 2018 and 2017 and the explanatory notes to the condensed interim consolidated financial statements are unaudited and are prepared for interim financial information. These condensed interim consolidated financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

Consequently, all of the disclosures required in accordance with International Financial Reporting Standards (IFRS) for annual financial statements are not included herein, hence, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements in the year ended December 31, 2017 included in our 2017 Form 20-F filed within the Securities and Exchange Commission. In the opinion of management, these unaudited condensed interim consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair representation of financial results for the interim periods presented.

The financial information as of December 31, 2017 presented in these unaudited condensed interim consolidated financial statements is derived from our audited consolidated financial statements for the year ended December 31, 2017.

The results of operations for three months ended March 31, 2018 are not necessarily indicative of the results for the full years. The Company believes that the disclosures are adequate to make the information presented not misleading.

These condensed interim consolidated financial statements were approved for issue by the Board of Directors on May 9, 2018, which is the date that the condensed interim financial statements were available for issuance.

7

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

NOTE 3 - BASIS OF CONSOLIDATION

These condensed interim consolidated financial statements include the unaudited condensed interim consolidated financial position, results of operations and cash flows of the Company and its consolidated subsidiaries. The basis of consolidation and subsidiaries included are the same as for the Company’s audited consolidated financial statements for the year ended December 31, 2017.

NOTE 4 – ACCOUNTING POLICIES

These unaudited condensed interim consolidated financial statements have been prepared using the same accounting policies as used in the preparation of our audited consolidated financial statements for the year ended December 31, 2017, except for the adoption of new standards and interpretations effective as of January 1, 2018, as described below.

4.1 – Application of new and revised International Financial Reporting Standards

•	Adoption of new and revised standards

The Company has adopted all of the new and revised standards and interpretations issued by the IASB that are relevant to its operations and that are mandatorily effective at March 31, 2018 as described in note 2.1 to the Company's consolidated financial statements as of December 31, 2017. The impact of the new and revised standards and interpretations mentioned on these condensed interim consolidated financial statements is described as follows.

The Company has initially adopted IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers from January 1, 2018.

IFRS 9 Financial Instruments

IFRS 9 sets out requirements for recognising and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 Financial instruments: Recognition and Measurement. IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables and available for sale. The adoption of IFRS 9 has not had a significant effect on the Company's accounting policies related to financial liabilities. The impact of IFRS 9 on the classification and measurement of financial assets is set out below.

Under IFRS 9, on initial recognition, a financial assets is classified as measured at: amortised cost; Fair Value through Other Comprehensive Income (FVOCI); or Fair Value through Profit or Loss (FVTPL). The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

A financial asset is measured at amortised cost if both of the following conditions are met and is not designated as at FVTPL:

1)	it is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

8

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

2)	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset is measured at FVOCI if both of the following conditions are met and is not designated as at FVTPL:

1)	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
2)	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All financial assets not classified as measured at amortised cost or FVOCI as described above, are measured at FVTPL.

The following table explains the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Company's financial asset as at January 1, 2018.

	Original classification under IAS 39	New classification under IFRS 9
Cash and cash equivalents	Loans and receivables	Amortised cost
Trade receivables	Loans and receivables	Amortised cost
Other receivables	Loans and receivables	Amortised cost
Investments
Mutual funds	Held for trading	FVTPL
LEBACs (1)	Available for sale	FVOCI
Other financial assets
Foreign exchange forwards and future contracts	Held for trading	FVTPL
Financial assets related to business combinations	FVTPL	FVTPL
Convertible notes	Loans and receivables	Amortised cost
Call option on minority interest	FVTPL	FVTPL

(1)	As described in note 27.8 to the Company's consolidated financial statements as of December 31, 2017, LEBACs were initially classified as held-to-maturity investments (HTM). Under IAS 39, HTM were measured at amortised cost using the effective interest method, less any impairment. However, during December, 2015, the Company sold some of those LEBACs and consequently, changed the classification of the remaining LEBACs to Available-for-sale investments, since it was not permitted to classify investments as held-to-maturity in accordance with IAS 39. Changes in the carrying amount of AFS financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method were recognised in profit or loss. Other changes in the carrying amount of AFS financial assets were recognized in other comprehensive income. Consequently, under IFRS 9 LEBACs continue to be measured on the same basis than it was under IAS 39.

9

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

All financial assets and financial liabilities continue to be measured on the same basis as is previously adopted under IAS 39.

Additionally, IFRS 9 replaces the 'incurred loss' model in IAS 39, with an 'expected credit loss' model. The new impairment model applies to financial assets measured at amortised cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under IFRS 9, credit losses are recognised earlier than under IAS 39. The Company's financial assets that are subject to IFRS 9's new expected credit loss model are: cash and cash equivalents, trade receivables, other receivables, convertible notes and other financial assets related to business combinations. However, the change in the impairment methodology under IFRS 9 did not have any impact on the Company's consolidated financial statements. Impairment losses related to trade and other receivables are presented separately in the statement of profit or loss. As a result, the Company reclassified an impairment gain that amounted to 360, recognised under IAS 39, from Selling, general and administrative expenses, to Net impairment (losses) gain on financial assets in the statement of profit or loss and other comprehensive income as of March 31, 2017.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognised. It replaced IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The Company has adopted IFRS 15 using the cumulative effect method (without practical expedients) with the effect of initially applying this standard recognised at the date of initial application, however, as per the management of the Company's assessment, no effect had to be recognised at January 1, 2018. The details of the new significant accounting policies and the nature of the changes to previous accounting policies in relation to the Company's services are set out below.

Under IFRS 15, an entity recognises revenue when or as performance obligation is satisfied, i.e. when control of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

The Company’s services are mainly performed under both time-and-material and fixed-price contracts. For revenues generated under time-and-material contracts, revenues are recognised as services are performed with the corresponding cost of providing those services reflected as cost of revenues when incurred. The majority of such revenues are billed on an hourly, daily or monthly basis whereby actual time is charged directly to the client. The Company's performance obligations are the hours performed. The Company has assessed that these performance obligations are satisfied over time and that the method currently used to measure the progress towards complete satisfaction of these performance obligations continue to be appropriate under IFRS 15.

The Company recognises revenues from fixed-price contracts is recognized in the accounting periods in which services are rendered. The Company has assessed that these performance obligations are satisfied over time, applying the input method by recognizing revenue on the basis of the Company’s efforts to the satisfaction of the performance obligation relative to the total expected inputs to the satisfaction of the performance obligation. Accordingly, the method used to measure the progress towards complete satisfaction of these performance obligations continue to be appropriate under IFRS 15.

10

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

•	New accounting pronouncements

The new accounting pronouncements issued during the three months ended March 31, 2018 and the new and revised IFRSs that have been issued but are not yet mandatorily effective are described in note 2.1 to the consolidated financial statements as of December 31, 2017.

11

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

4.2 Investments

	March 31, 2018	December 31, 2017
Mutual funds (1)	7,740	7,620
LEBACs (2)	—	527
LETEs (2)	214	—
T-Bills (2)	1,496	—
TOTAL	9,450	8,147

(1)	Measured at fair value through profit or loss.
(2)	Measured at fair value through other comprehensive income.

4.3 Derivative financial instruments

The Company enters into foreign exchange future and forward contracts. Further details are disclosed in note 5.3.1. Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss.

4.4 Main variations

•	Revenues

The following tables present the Company’s revenues disaggregated by type of contracts, by revenue source regarding the industry vertical of the client and by currency. The Company provides technology services to enterprises in a range of industry verticals including media and entertainment, travel and hospitality, professional services, technology and telecommunications, banks, financial services and insurance and consumer, retail and manufacturing, among others. The Company understands that disaggregating revenues into these categories achieves the disclosure objective to depict how the nature, amount, timing, and uncertainty of revenues may be affected by economic factors. However, this information is not considered by the chief operating decision-maker to allocate resources and in assessing financial performance of the Company. As noted in the business segment reporting information in Note 15, the Company operates in a single operating and reportable segment.

By Type of contract	March 31, 2018	March 31, 2017
Time and material contracts	101.825	82.772
Fixed-price contracts	17.887	5.970
TOTAL (1)	119.712	88.742

By Industry Vertical	March 31, 2018	March 31, 2017
Media and Entertainment	29,275	22,052
Travel & Hospitality	20,816	16,338
Banks, Financial Services and Insurance	26,003	17,493
Technology & Telecommunications	16,963	12,136
Professional Services	12,267	9,244
Consumer, Retail & Manufacturing	10,668	8,752
Other Verticals	3,720	2,727
TOTAL (1)	119,712	88,742

By Currency	March 31, 2018	March 31, 2017
USD	102,331	78,606
EUR	6,044	5,220
ARS	5,296	2,063
GBP	1,677	1,360
Others	4,364	1,493
TOTAL (1)	119,712	88,742

12

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

•	Cash and bank balances

	March 31, 2018	December 31, 2017
Cash and bank balances (2)	35,295	51,632
Time deposits	294	769
Cash to be deposited	—	124
TOTAL	35,589	52,525

•	Trade receivables

	March 31, 2018	December 31, 2017

Accounts receivable	74,801	71,846
Unbilled revenue (1)	17,084	8,841
Subtotal	91,885	80,687
Less: Allowance for doubtful accounts	(561)	(609)
TOTAL	91,324	80,078

•	Other receivables current

	March 31, 2018	December 31, 2017
Tax credit - VAT	4,181	3,984
Tax credit - Software Promotion Regime	5,739	4,813
Income tax credit	2,327	2,869
Other tax credits	117	153
Advances to suppliers	622	155
Prepaid expenses (3)	5,307	1,931
Loans granted to employees	31	186
Other	806	266
TOTAL	19,130	14,357

(1)	The increase is mainly due to the expansion of the scope and size of the Company´s engagements, the increase in its key client base primarily through its business development efforts and referrals from its existing clients during the three months ended March 31, 2018. Additionally, there's an increase as a result of the acquisitions of Ratio and PointSource on February 28, 2017 and June 1, 2017, respectively.
(2)	The decrease is mainly due to the earn-out payments of the acquisitions of Clarice, L4 Mobile LLC, Ratio Cypress LLC and PointSource LLC during the period ended March 31, 2018. Additionally, the Company paid bonuses to its employees during the period ended March 31, 2018.
(3)	The increase is due to the payments in advance related to office rentals during the three months ended March 31, 2018.

13

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

NOTE 5 – CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The Company is exposed to a variety of risks: market risk, including the effects of changes in foreign currency exchange rates, and interest rates and liquidity risk.

These unaudited condensed interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual audited financial statements; they should be read in conjunction with the Company’s annual audited consolidated financial statements as at December 31, 2017. There have been no significant changes in the risk management assessment or in any risk management policies since the year end.

5.1 - Financial instruments that are not measured at fair value

Except as detailed in the following table, the carrying amounts of financial assets and financial liabilities, included in the condensed interim consolidated statement of financial position as of March 31, 2018 and December 31, 2017, approximate to their fair values.

	March 31, 2018		December 31, 2017
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets
Non-current assets
Other receivables
Guarantee deposits	1,443	1,320	1,347	1,226
Tax credit - VAT	2,110	1,858	2,025	2,096
Income tax credits	2,117	2,046	2,129	2,059
Tax credit - Software Promotion Regime	63	61	132	45
Other tax credits	154	88	105	56
	5,887	5,373	5,738	5,482

5.2 - Fair value measurements recognized in the consolidated statement of financial position

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into a three-level fair value hierarchy as mandated by IFRS 13, as follows:

•	Level 1 fair value measurements are those derived from quoted market prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

•	Level 3 fair value measurements are those derived from unobservable inputs for the assets or liabilities.

14

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

	As of March 31, 2018
	Level 1	Level 2	Level 3	Total
Financial assets
Mutual funds (1)	—	7,740	—	7,740
LETEs (2)	—	214	—	214
T-Bills (2)	—	1,496	—	1,496
Call option on minority interest	—	—	455	455
Convertible notes	—	100	—	100

Financial liabilities
Contingent consideration	—	—	15,883	15,883
Put option on minority interest	—	—	2,797	2,797
Foreign exchange forward contracts	—	83	—	83

	As of December 31, 2017
	Level 1	Level 2	Level 3	Total
Financial assets
Mutual funds (1)	—	7,620	—	7,620
LEBACs (2)	—	527	—	527
Foreign exchange forward contracts	—	73	—	73
Call option on minority interest	—	—	455	455
Convertible notes	—	100	—	100

Financial liabilities
Contingent consideration	—	—	23,905	23,905
Put option on minority interest	—	—	2,797	2,797

(1)	Measured at fair value through profit or loss.
(2)	Measured at fair value through other comprehensive income.

There were no transfers of financial assets between Level 1, Level 2 and Level 3 during the period.

The Company has applied the market approach technique in order to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable (i.e., similar) assets, liabilities or a group of assets and liabilities.

5.3 - Level 3

5.3.1 - Foreign exchange futures and forwards contracts

During the three months ended March 31, 2018 and 2017, the Argentinian subsidiaries, Sistemas Globales S.A. and IAFH Global S.A. have acquired foreign exchange futures contracts with SBS Sociedad de Bolsa S.A. (SBS) in U.S. dollars, with the purpose of hedging the possible decrease of assets’ value held in Argentine Pesos due to the risk of exposure to fluctuations in foreign currency. The foreign exchange futures contracts were recognized, according to IFRS 9, as financial assets at fair value through profit or loss. For the three months periods ended March 31, 2018 and 2017 the Company has recognized a gain of 73 and a loss of 112, respectively.

15

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

These futures contracts have daily settlements, in which the futures value changes daily. Sistemas Globales S.A. and IAFH Global S.A. recognize daily variations in SBS primary accounts, and the gains or losses generated by each daily position through profit or loss. Thus, at the closing of each day, according to the future price of the exchange rate U.S. dollar – Argentine peso, the companies perceive a gain or loss for the difference. As future contracts have daily settlements, hence fair value as of March 31, 2018 and December 31, 2017 was zero.

Pursuant to these contracts, Sistemas Globales S.A. and IAFH Global S.A. are required to maintain collaterals in an amount equal to a percentage of the notional amounts purchased until settlement of the contracts.This ensures minimal funding, in case SBS has to transfer funds to “Mercado a Término de Rosario S.A” (ROFEX) if losses are generated by daily settlements. This amount must also remain restricted during the term of the contracts, and invested in mutual funds in order to generate a return. As of March 31, 2018, collaterals regarding the transactions are restricted assets for an amount of 125 in LETEs included as investments. As of December 31, 2017, collaterals regarding the transactions are restricted assets for an amount of 473 in LEBACs included as investments.

During the three months ended March 31, 2018, the subsidiaries Sistemas Globales S.A., IAFH Global S.A. and Sistemas Globales Uruguay S.A., have acquired foreign exchange forward contracts with HSBC and Citibank in U.S. dollars, with the purpose of hedging the possible decrease of assets’ value held in Argentine Pesos and Uruguayan Pesos, due to the risk of exposure to fluctuations in foreign currency. Those contracts were recognized, according to IFRS 9, as financial assets at fair value through profit or loss. During the three months ended March 31, 2017, the subsidiary Globant LLC, has acquired foreign exchange forward contracts with Bridge Bank in rupees currency, with the purpose of hedging the risk of exposure to fluctuations in that currency within the Group. Those contracts were recognized as financial assets at fair value through profit or loss. For the three months periods ended March 31, 2018 and 2017, the Company has recognized a a gain of 70 and loss of 118, respectively.

5.3.2 - Contingent consideration

The acquisition of Clarice, described in note 23 to the consolidated financial statements as of December 31, 2017, included a contingent consideration agreement which is payable on a deferred basis and which will be subject to reduction upon the occurrence of certain events relating, among other things, to the acquired company’s capacity.

As of March 31, 2018 and December 31, 2017, the nominal value of contingent consideration related to Clarice amounted to 3,947 and 6,291, respectively. The potential undiscounted amount of all future payments that the Company could be required to make under this agreement was between 1,316 and 3,947 as of March 31, 2018 and 2,193 and 6,578 as of December 31, 2017. The fair value of the contingent consideration arrangement of 3,792 and 6,098 as of March 31, 2018 and December 31, 2017, respectively, was estimated by discounting to present value using a risk-adjusted discount rate.

16

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

The acquisition of WAE (jointly We are London Limited and We are Experience, Inc.), described in note 23 to the consolidated financial statements as of December 31, 2017, included a contingent consideration agreement which is payable on a deferred basis and which will be subject to reduction upon the occurrence of certain events relating, among other things, to the acquired company’s gross revenue and gross profit.

As of March 31, 2018 and December 31, 2017, the nominal value of contingent consideration related to WAE amounted to 829. The potential undiscounted amount of all future payments that the Company could be required to make under this agreement was 816 as of March 31, 2018 and December 31, 2017. The fair value of the contingent consideration arrangement of 823 and 816 as of March 31, 2018 and December 31, 2017, respectively, was estimated by discounting to present value using a risk-adjusted discount rate.

The acquisition of L4, described in note 23 to the consolidated financial statements as of December 31, 2017, included a contingent consideration agreement which is payable on a deferred basis and which will be subject to the occurrence of certain events relating, among other things, to the acquired company’s gross revenue and gross profit.

As of March 31, 2018 and December 31, 2017, the nominal value of contingent consideration related to L4 amounted to 1,899 and 3,750, respectively. The potential undiscounted amount of all future payments that the Company could be required to make under this agreement was between 1,566 and an unlimited maximum amount as of March 31, 2018 and 4,320 and an unlimited maximum amount as of December 31, 2017. The fair value of the contingent consideration arrangement of 1,816 and 3,648 as of March 31, 2018 and December 31, 2017 was estimated by discounting to present value using a risk-adjusted discount rate.

The acquisition of Ratio Cypress LLC (Ratio), described in note 23 to the consolidated financial statements as of December 31, 2017, included a contingent consideration agreement which is payable on a deferred basis and which will be subject to the occurrence of certain events relating, among other things, to the acquired company´s gross revenue and gross margin.

As of March 31, 2018 and December 31, 2017, the nominal value of contingent consideration related to Ratio amounted to 2,255 and 3,923, respectively. The potential undiscounted amount of all future payments that the Company could be required to make under this agreement was between 1,578 and an unlimited maximum amount as of March 31, 2018 and 2,746 and an unlimited maximum amount as of December 31, 2017. The fair value of the contingent consideration arrangement of 2,166 and 3,882 as of March 31, 2018 and December 31, 2017 was estimated by discounting to present value using a risk-adjusted discount rate.

The acquisition of PointSource LLC (PointSource), described in note 23 to the consolidated financial statements as of December 31, 2017, included a contingent consideration agreement which is payable on a deferred basis and which will be subject to the occurrence of certain events relating, among other things, to the acquired company´s gross revenue and gross margin.

As of March 31, 2018 and December 31, 2017, the nominal value of contingent consideration related to PointSource amounted to 7,421 and 9,626, respectively. The potential undiscounted amount of all future payments that the Company could be required to make under this agreement was between 2,968 and an unlimited maximum amount as of March 31, 2018 and 3,850 and an unlimited maximum amount as of December 31, 2017. The fair value of the contingent consideration arrangement of 7,286 and 9,461 as of March 31, 2018 and December 31, 2017 was estimated by discounting to present value using a risk-adjusted discount rate.

17

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

5.3.3. Put and call option on minority interests

As described in note 23 to the consolidated financial statements as of December 31, 2017, on October 22, 2015, the Company entered into a Shareholders Agreement (the “Minority Interest SHA”) with the “non-controlling shareholders” to agree on a put option over the 33.27% of the remaining interest of Dynaflows.

The expected payment is determined by considering the possible scenarios. The significant unobservable input used is forecasted Revenue Growth Rate of Dynaflows at the time of the delivery of such exercise of the put option.

Changing the significant unobservable input used in the reasonably possible alternative assumptions would have the following effects:

	Increase (Decrease) in unobservable input	Increase (Decrease) in put option
Forecasted Revenue Growth Rate	5%	(316)
	(5)%	(506)

As described in note 23 to the consolidated financial statements as of December 31, 2017, the Company also agreed on a call option over non-controlling interest. The fair value of the call option on minority interest was estimated by using the Black & Scholes method considering the EBITDA and Revenue of the Dynaflows' most recent audited annual financial statements at the time of the delivery of such exercise of the call option to present value using a risk-adjusted discount rate.

The expected payment is determined by considering the possible scenarios. The significant unobservable inputs used are: (i) forecasted EBITDA and Revenue of Dynaflows’s most recent audited annual financial statements at the time of the delivery of such exercise of the call option, and (ii) risk-adjusted discount rate.

Changing one or more of the significant unobservable inputs used in the reasonably possible alternative assumptions would have the following effects:

	Increase (Decrease) in unobservable input	Increase (Decrease) in call option
Risk-adjusted discount rate	0.25%	3
	(0.25)%	(3)
Forecasted EBITDA & Revenue	5%	(20)
	(5)%	22

18

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

As of March 31, 2017, the Company recorded a gain of 1,727 related to the remeasurement at fair value of the put and call option described above.

Reconciliation of recurring fair value measurements categorized within Level 3 of the fair value hierarchy:

	Financial Assets	Financial Liabilities
	Call option on minority interest	Contingent consideration	Put option on minority interest
December 31, 2017	455	23,905	2,797
Payments	—	(8,118)	—
Interests	—	96	—
March 31, 2018	455	15,883	2,797

	Financial Assets	Financial Liabilities
	Call option on minority interest	Contingent consideration	Put option on minority interest
December 31, 2016	319	23,314	4,388
Fair value remeasurement	136	(6,878)	(1,591)
Acquisition of business	—	13,199	—
Payments	—	(5,990)	—
Interests	—	260	—
December 31, 2017	455	23,905	2,797

NOTE 6 – INCOME TAXES

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The effective tax rate calculated for the three months ended March 31, 2018 and 2017 was 23% and 20%. The higher effective tax rate for the Company during the three months ended March 31, 2018 is explained mainly by the variation of the Argentine Peso during the three months ended March 31, 2018 that caused that the profit before income tax includes a non taxable foreign exchange loss of 3,588. Whereas, the variation of some Latin America countries currencies, during the three months ended March 31, 2017 has caused that the profit before income tax of the related subsidiaries’ in local currency includes a taxable foreign exchange gain of 1,780, driven by accounts receivable expressed in U.S. dollars, decreasing the current income tax for the period.

The adjusted effective tax rate after detracting the effect of the exchange differences would have been 18% for the three months ended March 31, 2018 and 24% for the three months ended March 31, 2017. The lower adjusted effective tax rate is explained by the decrease of the tax rates in United States and Argentina as a result of the tax reforms in those countries, explained in note 3.7 to the consolidated financial statements as of December 31, 2017.

19

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

NOTE 7 – COST OF REVENUES AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

7.1. Cost of revenues

	Three Months Ended
	March 31, 2018	March 31, 2017
Salaries, employee benefits and social security taxes (1)	(69,320)	(50,286)
Share-based compensation expense (2)	(661)	(278)
Depreciation and amortization expense	(993)	(1,102)
Travel and housing	(1,518)	(1,874)
Office expenses	(474)	(269)
Professional services	(1,321)	(1,458)
Recruiting, training and other employee expenses	(207)	(154)
Taxes	(49)	(73)
TOTAL	(74,543)	(55,494)

(1)	The increase is mainly due to headcount incorporated as a result of the acquisitions of Ratio and PointSource on February 28, 2017 and June 1, 2017, respectively.
(2)	The increase is mainly due to the Restricted Stock Units (RSU) expense that began to be granted on April, 2017.

7.2. Selling, general and administrative expenses

	Three Months Ended
	March 31, 2018	March 31, 2017
Salaries, employee benefits and social security taxes (1)	(12,370)	(10,123)
Share-based compensation expense (2)	(2,208)	(599)
Rental expenses	(3,793)	(3,204)
Office expenses	(2,933)	(2,742)
Professional services	(2,836)	(2,259)
Travel and housing	(1,160)	(1,125)
Taxes	(1,477)	(1,395)
Depreciation and amortization expense (3)	(3,512)	(2,596)
Promotional and marketing expenses	(910)	(212)
TOTAL	(31,199)	(24,255)

(1)	The increase is mainly due to headcount incorporated as a result of the acquisitions of Ratio and PointSource on February 28, 2017 and June 1, 2017, respectively.
(2)	The increase is mainly due to the Restricted Stock Units (RSU) expense that began to be granted on April 2017.
(3)	The variation is mainly due to the increase in amortization of intangible assets.

20

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

NOTE 8 – FINANCE INCOME / EXPENSE

	Three Months Ended
	March 31, 2018	March 31, 2017
Finance income
Interest gain	72	69
Gain arising for held-for-trading investments	276	320
Gain arising for available-for-sale investments	35	1
Foreign exchange gain	1,970	1,695
Subtotal	2,353	2,085

Finance expense
Interest expense on borrowings	(43)	(6)
Loss arising for held-for-trading investments	—	(230)
Foreign exchange loss	(2,865)	(1,569)
Other interest	(187)	(213)
Other	(149)	(117)
Subtotal	(3,244)	(2,135)
TOTAL	(891)	(50)

NOTE 9 – PROPERTY AND EQUIPMENT

Property and equipment as of March 31, 2018 included the following:

	Computer equipment and software	Furniture and office supplies	Office fixtures	Vehicles	Buildings	Lands	Properties under construction	Total
Useful life (years)	3	5	3	5	50
Cost
Values at beginning of year	23,381	5,810	33,275	37	6,981	2,354	11,167	83,005
Additions	1,086	153	76	—	—	—	1,208	2,523
Disposals	(18)	(21)	(120)	—	(1)	—	—	(160)
Transfers	—	234	3,710	—	—	—	(3,944)	—
Translation	(3)	(1)	(4)	—	—	—	—	(8)
Values at end of period	24,446	6,175	36,937	37	6,980	2,354	8,431	85,360

Depreciation
Accumulated at beginning of year	14,609	3,694	20,421	13	389	—	—	39,126
Additions	1,012	183	1,280	2	35	—	—	2,512
Disposals	(1)	(4)	(28)	—	—	—	—	(33)
Translation	(3)	(1)	(5)	—	—	—	—	(9)
Accumulated at end of period	15,617	3,872	21,668	15	424	—	—	41,596
Carrying amount	8,829	2,303	15,269	22	6,556	2,354	8,431	43,764

21

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

Property and equipment as of December 31, 2017 included the following:

	Computer equipment and software	Furniture and office supplies	Office fixtures	Vehicles	Buildings	Lands	Properties under construction	Total
Useful life (years)	3	5	3	5	50
Cost
Values at beginning of year	18,097	5,117	29,723	34	6,981	2,354	3,899	66,205
Additions related to business combinations	116	55	3	3	—	—	15	192
Additions	5,244	324	2,275	—	—	—	9,687	17,530
Transfers	98	477	1,431	—	—	—	(2,006)	—
Disposals	(166)	(222)	(152)	—	—	—	(428)	(968)
Translation	(8)	59	(5)	—	—	—	—	46
Values at end of year	23,381	5,810	33,275	37	6,981	2,354	11,167	83,005

Depreciation
Accumulated at beginning of year	11,219	3,136	15,921	4	249	—	—	30,529
Additions	3,529	717	4,658	9	140	—	—	9,053
Disposals	(133)	(218)	(149)	—	—	—	—	(500)
Translation	(6)	59	(9)	—	—	—	—	44
Accumulated at end of year	14,609	3,694	20,421	13	389	—	—	39,126
Carrying amount	8,772	2,116	12,854	24	6,592	2,354	11,167	43,879

NOTE 10 – INTANGIBLE ASSETS

Intangible assets as of March 31, 2018 included the following:

	Licenses and internal developments	Customer relationships	Non-compete agreement	Total
Useful life (years)	5	2 - 10	3
Cost
Values at beginning of year	27,381	10,153	586	38,120
Additions	2,215	—	—	2,215
Translation	—	571	—	571
Values at end of period	29,596	10,724	586	40,906

Amortization
Accumulated at beginning of year	17,325	8,844	586	26,755
Additions	1,801	192	—	1,993
Translation	—	295	—	295
Accumulated at end of period	19,126	9,331	586	29,043
Carrying amount	10,470	1,393	—	11,863

22

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

Intangible assets as of December 31, 2017 included the following:

	Licenses and internal developments	Customer relationships	Non-compete agreement	Total
Useful life (years)	5	3 - 10	3
Cost
Values at beginning of year	18,591	9,634	586	28,811
Additions related to business combinations	7	517	—	524
Additions	8,784	—	—	8,784
Translation	(1)	2	—	1
Values at end of year	27,381	10,153	586	38,120

Amortization
Accumulated at beginning of year	11,935	2,499	586	15,020
Additions	5,391	1,684	—	7,075
Impairment loss recognised in profit or loss	—	4,708	—	4,708
Translation	(1)	(47)	—	(48)
Accumulated at end of year	17,325	8,844	586	26,755
Carrying amount	10,056	1,309	—	11,365

NOTE 11 - CAPITAL AND RESERVES

11.1. Issuance of common shares

During the period ended March 31, 2018, 359,448 common shares were issued after vested options arising from the 2012 and 2014 share-based compensation plan were exercised by some employees. Options were exercised at an average price of 10.45 per share amounting to a total of 3,758.

During the period ended March 31, 2018, 112,035 Restricted Stock Units (RSU) were granted to certain employees and directors of the Company and 103,181 RSUs were vested at an average price of 45.42 per share amounting to a total of 4,686. A total amount of 4,540 of such vested RSUs corresponds to a provision for bonus given to employees that was payable in RSUs and was included in the opening balance of additional paid in capital.

During the period ended March 31, 2017, 44,732 common shares were issued after vested options arising from the 2012 and 2014 share-based compensation plan were exercised by some employees. Options were exercised at an average price of 11.06 per share amounting to a total of 495.

As of March 31, 2018, 26,017,285 common shares of the Company's share capital are registered and quoting in the New York Stock Exchange.

23

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

11.2. Subscription agreement

On February 22, 2018, the Company issued 12,265 common shares for a total amount of 541 as part of the subscription agreement stated in the stock purchase agreement signed with Pointsource´s sellers, explained in note 23 to the consolidated financial statement as of December 31, 2017.

On February 16, 2018, the Company issued 7,605 common shares for an amount of 334 as part of the subscription agreement signed with Ratio´s sellers, explained in note 23 to the consolidated financial statement as of December 31, 2017.

On March 1, 2017, the Company issued 34,309 common shares for a total amount of 1,160 as part of the subscription agreement stated in the stock purchase agreement signed with Ratio´s sellers explained in note 23 to the consolidated financial statements as of December 31, 2017.

NOTE 12 - BORROWINGS

	As of
	March 31, 2018	December 31, 2017

Current	6,007	6,011
TOTAL	6,007	6,011

Movements in borrowings were as follows:

	Three Months Ended
	March 31, 2018	March 31, 2017

Balance at the beginning of year	6,011	217
Payment of borrowings	(47)	(68)
Accrued interest	43	6
Foreign exchange	—	5
Balance at the end of the period	6,007	160

On August 3, 2017, Globant LLC, our U.S. subsidiary, entered into a secured revolving credit facility with HSBC Bank USA, N.A. and Citibank N.A., with HSBC Bank USA, N.A. acting as administrative agent. Under this credit facility, Globant LLC may borrow up to $40.0 million in advances accruing interest at LIBOR plus 1.75%. This credit facility is guaranteed by Globant S.A. and Globant España S.A. and is secured by Globant LLC's now owned and after-acquired assets. This facility matures on August 2, 2022 and includes the following covenants: delivery of certain financial information; reports on any legal actions, complying with tax payments; maintain an asset coverage ratio of no less than 1.10; Globant LLC's capital expenditures limited to 5% the Company's consolidated annual revenue per year; restricted payments not to exceed 10,000 per year; Globant LLC's annual revenue is to remain at no less than 60% of the Company's consolidated annual revenue and Globant LLC's net intercompany payable outstanding with Argentine affiliates is to be no more than five months of billings from Argentina.

24

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

On December 19, 2017, Globant LLC borrowed 6,000 under this credit facility. This loan matures on May 21, 2018, and is included as a current borrowing.

NOTE 13 – SHARE-BASED COMPENSATION - EMPLOYEE BENEFITS

13.1. Movements in share options during the period

The following reconciles the share options outstanding at the end of the three months ended March 31, 2018 and 2017:

	March 31, 2018		March 31, 2017
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Balance at the beginning of year	2,155,851	23.02	2,658,595	22.21
Options granted during the period	20,000	44.97	—	—
Forfeited during the period	(41,944)	38.69	(87,706)	27.40
Exercised during the period	(359,448)	10.45	(44,732)	11.06
Balance at end of period	1,774,459	25.44	2,526,157	22.22

13.2 Movements in restricted stock units during the period

The following reconciles the RSU outstanding at the end of the three months ended March 31, 2018:

	March 31, 2018
	Number of RSU	Weighted average grant price

Balance at the beginning of year	164,859	37.58
RSU granted during the period	112,035	45.81
Forfeited during the period	(8,035)	43.43
Issued during the period	(103,181)	45.42
Balance at end of period	165,678	37.99

NOTE 14 – CONTINGENCIES

As of March 31, 2018 and December 31, 2017, the Company recorded reserves for lawsuits claims and other disputed matters for a total amount of 1,358 and 1,179, respectively.

On April 16, 2018, the lower court dismissed the complaint filed by FAECYS.

25

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

Except for the above mentioned, as of the date of issuance of these condensed interim consolidated financial statements, no significant changes have occurred with respect to the contingencies included in note 28 to the consolidated financial statements for the three years in the period ended December 31, 2017.

NOTE 15 – SEGMENT INFORMATION

Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding on how to allocate resources and in assessing performance. The Company’s CODM is considered to be the Company’s chief executive officer (“CEO”). The CEO reviews information presented on an entity level basis for purposes of making operating decisions and assessing financial performance. Therefore, as of March 31, 2018, the Company has determined that it operates in a single operating and reportable segment.

The Company provides services related to application development, testing, infrastructure management and application maintenance.

26

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

The following table summarizes revenues by geography:

	Three Months Ended
	March 31, 2018	March 31, 2017
North America
United States of America	92,592	69,939
Canada	1,534	64
Subtotal North America	94,126	70,003
Europe
Spain	6,196	5,454
Ireland	15	—
United Kingdom	2,369	2,816
Luxembourg	323	253
Germany	151	590
Sweden	—	792
Others	33	75
Subtotal Europe	9,087	9,980
Asia
India	223	128
Others	174	27
Subtotal Asia	397	155
Latin America and others
Argentina	5,685	2,737
Brazil	3	303
Colombia	1,190	1,073
Chile	4,926	3,435
Uruguay	233	—
Mexico	3,376	213
Perú	633	788
Others	56	55
Subtotal Latin America and others	16,102	8,604
TOTAL	119,712	88,742

The revenues by geography were determined based on the country where the sale took place.

As of March 31, 2018 and 2017, the measurement of profit from operations is based on 13,959 and 9,353, respectively, as presented in the statements of profit or loss and other comprehensive income.

27

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

The following table summarizes non-current assets other than deferred taxes as stated in IFRS 8, paragraph 33.b, by jurisdiction:

	March 31, 2018	December 31, 2017

Argentina	70,492	69,511
Spain	38,421	38,454
United States of America	57,186	57,071
Brazil	2,041	1,870
Uruguay	581	555
Luxembourg	4,400	5,316
Colombia	8,026	7,997
Mexico	3,268	3,460
India	3,098	2,206
Chile	1,051	1,037
Other countries	574	534
TOTAL	189,138	188,011

NOTE 16 – SEASONALITY OF OPERATIONS

Due to seasonal nature of the geographic segments, higher revenues and operating profits are usually expected in the second half of the year than in the first six months. In the fiscal year ended December 31, 2017, 46% of revenues accumulated in the first half of the year, with 54% accumulating in the second half.

NOTE 17 – RELATED PARTIES BALANCES AND TRANSACTIONS

The Company provides software and consultancy services to certain WPP subsidiaries and other related parties.WPP is a shareholder of the Company. Outstanding trade account balances as of March 31, 2018 and December 31, 2017 are as follows:

	March 31, 2018	December 31, 2017

Grey Global Group Inc.	165	104
Group M Worldwide Inc	40	44
JWT	41	77
Kantar Retail	15	23
Mercado Libre S.R.L.	43	9
TNS	153	206
Total	457	463

28

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

During the three months ended March 31, 2018 and 2017, the Company recognized revenues, as follows:

	Three Months Ended
	March 31, 2018	March 31, 2017

Added Value	—	13
Ogilvy & Mather Group	64	472
Grey Global Group Inc.	279	287
Group M Worldwide Inc	56	195
J. Walter Thompson Company	120	382
Kantar Group	122	280
Kantar Retail	24	23
Mercado Libre S.R.L.	23	119
Mirum Inc.	—	24
TNS	3	5
Total	691	1,800

17.1 Loan agreement to Collokia

On May, 5, 2017, the Company and Collokia LLC, signed a loan agreement whereby the Company provides a financing facility of 100. Interest on the entire outstanding principal balance is computed at an annual rate of 2.8%. Collokia shall repay the loan in full within 18 months from the date that this agreement has been signed off. The Company has the right to convert any portion of the outstanding principal into preferred units of Collokia. As of March 31, 2018, the fair value of the loan agreement amount to 100 and is exposed as other financial assets non current.

NOTE 18 – BUSINESS COMBINATION

Outstanding balances included as other financial liabilities as of March 31, 2018 and December 31, 2017 are as follows:

	As of March 31, 2018		As of December 31, 2017
	Other financial liabilities - current	Other financial liabilities - non current	Other financial liabilities - current	Other financial liabilities - non current
Related to Business Combinations
Huddle Group	111	—	110	—
Clarice	3,048	1,505	3,119	4,497
Subscription agreement	800	—	800	—
Put option on minority interest of Dynaflows	—	2,797	—	2,797
WAE	940	—	924	—
L4	924	892	1,845	1,803
Ratio	1,436	730	1,666	2,216
PointSource	3,522	3,764	2,200	7,261
Total	10,781	9,688	10,664	18,574

29

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

Impact of acquisitions on the results of the Company

The net income for the period ended March 31, 2017 includes a gain of 234 attributable to the business generated by Ratio. Revenue for the period ended March 31, 2017 included 1,096 related to the business of that company. Had the business combination of Ratio been effected at January 1, 2017, the consolidated revenue of the Company would have been 90,612, the net income for the period ended March 31, 2017 would have been 5,496 and earnings per share would have amounted to $0.16 and $0.15.

NOTE 19 – SUBSEQUENT EVENTS

The Company evaluated events occurring after March 31, 2018 in accordance to IAS 10, Events after the reporting period, through May 9, 2018, which is the date that these condensed interim consolidated financial statements, were made available for issuance.

30